Filed by Jefferson-Pilot Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed under Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Jefferson-Pilot Corporation
Commission File No. 1-05955
Jefferson Pilot Financial & Lincoln Financial Harnessing the Combined Power of Two Premier Financial Services Companies October 10, 2005

Forward Looking Statements Disclaimer Except for historical information contained in this document, statements made in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe," "anticipate," "expect," "estimate," "project," "will," "shall" and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) the shareholders of Lincoln and/or Jefferson-Pilot may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (2) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (3) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (4) problems may arise with the ability to successfully integrate Lincoln's and Jefferson-Pilot's businesses, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (6) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (7) the credit and insurer financial strength ratings of the combined company and its subsidiaries may be different from what the companies expect; and (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors. The risks included here are not exhaustive. The annual reports on Form 10-K, current reports on Form 8-K and other documents filed by Lincoln and Jefferson-Pilot with the Securities and Exchange Commission include additional factors which could impact our businesses and financial performance. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.

In connection with the proposed transaction, a registration statement, including a joint proxy statement/prospectus, and other materials will be filed with the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (when available), as well as other filings containing information about Lincoln and Jefferson-Pilot, without charge, at the Securities and Exchange Commission's website (www.sec.gov). In addition, free copies of the registration statement and joint proxy statement/prospectus will be (when filed), and Lincoln's other SEC filings are, also available on Lincoln's website (www.lfg.com). Free copies of the registration statement and joint proxy statement/prospectus will be (when available), and Jefferson-Pilot's other SEC filings are, also available on Jefferson-Pilot's website (www.jpfinancial.com). Lincoln, Jefferson-Pilot, their respective directors and officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lincoln's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on April 8, 2005, and information regarding Jefferson-Pilot's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2004 and in its proxy statement filed with the SEC on March 24, 2005. More detailed information regarding the identity of potential participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC in connection with the proposed transaction. Other Information

Strategic Highlights -- Merger of Equals Powerful distribution, depth and breadth Substantially increased scale with broader product portfolio Stability of earnings with financial flexibility Significant value creation opportunities and growth potential

Overview of Transaction Terms $7.5 billion 1.0906 Lincoln shares per Jefferson Pilot share 11% premium (vs. average closing prices since Sept. 7) $55.48 total blended consideration per share $1.8 billion of cash, balance in stock $0.5 billion available for share buybacks upon close Tax-free merger (equity component) Lincoln Financial Group HQ: Philadelphia, PA Center of operations for life: Greensboro, NC Center of operations for annuity: Fort Wayne, IN Concord Omaha Communications Jon Boscia, Chairman and CEO Dennis Glass, President and COO 8 Lincoln Directors 7 Jefferson Pilot Directors (including lead director) $2.0 billion high equity content "hybrid" securities $300 million of long-term debt Expected closing first quarter of 2006 Subject to regulatory approvals and approval of shareholders of both companies Implied Price and Consideration Structure Anticipated Financing Brand Name Locations Leadership Board Composition Timing

Highly Experienced Management Team Chief Executive Officer Jon Boscia Chief Financial Officer Fred Crawford Shared Services / IT Chuck Cornelio Lincoln Financial Advisors Robert Dineen Asset Management Jude Driscoll Individual Markets Mark Konen Lincoln Financial Distributors Warren May Employer Markets Wes Thompson Benefit Partners Management Continuity & Agreement On Key Roles Organization Chart Post-Closing Communications Company Terry Stone Lincoln UK Michael Tallett-Williams Chief Operating Officer Dennis Glass General Counsel Dennis Schoff CPD Barbara Kowalczyk HR Elizabeth Reeves Insurance General Account

($ in billions) MetLife 36.56836 Prudential 33.97176 Hartford 23.06604 Combined 15.59528 Genworth 14.53675 Principal 13.07324 Lincoln 8.75036 Ameriprise 8.3 JP 6.84492 Nationwide 6.01198 ___________________________ Note: Market data as of 10/7/05 from Bloomberg Financial Markets. Market Cap Increased Scale

Industry Leading Product Rankings ___________________________ 1. Source: LIMRA - ranked by annualized YTD 2Q05 premium dollars. 2. Source: VARDS - ranked by YTD 2Q05 total sales. 3. Source: LIMRA - ranked by 2004 new sales. 4. Source: Pension and Investments - Public life insurance companies ranked by assets as of June 30, 2004. Lincoln Jefferson Pilot Combined U.S. Retail Sales Total Life 1 # 9 # 14 # 5 UL 1 6 7 1 VUL 1 9 16 6 VA 2 5 NR 5 Equity Indexed Annuity 3 NR 8 8 Fixed Annuity 3 28 19 14 Employer Sponsored / Group Group Disability Sales NR 8 8 Group Life Sales NR 13 13 DC/Retirement Plan Assets 4 6 NR 6 3 3

Diversification of Earnings ___________________________ 1. Income from operations calculated for the last 12 months ended 6/30/2005 for each segment excluding other operations, restructuring charges and realized investment gains. 2. Calculated based on 1H 2005 earnings. Lincoln Jefferson Pilot Combined Life 35.1% Retirement 55.1% $778mm $537mm $1,315mm % Equity - Sensitive 6% 50% 31 % Earnings2 Income from Operations1 Retirement 427.9 Life 272.3 Investment Management 31.12 Brewer UK 46.6 Retirement 75.18 Life 311.46 Benefit Partners 96.66 Communications 53.7 Retirement 380 Life 450 Benefit Partners 70 Communications 40 Investment Management 20 Brewer UK 40

Ideal Strategic Fit Lincoln Goals Enhance Scale Balance Life / Accumulation Mix Improve Operating Efficiencies Diversify Earnings Retirement Income Enhance Scale Accelerate Growth Expand Distribution Expand Retirement and Equity Oriented Businesses Mass Affluent Strategy Jefferson Pilot Goals

Powerful Distribution Network Wirehouses and Regional B/Ds Independent planners PPGAs Affiliated B/Ds Marketing GAs / IMOs Banks Employer Sponsored / Group Lincoln Jefferson Pilot Combined Some Presence Moderate Presence Strong Presence Complementary Presence

Strategic Highlights -- Merger of Equals Powerful distribution, depth and breadth Multi-channel platform with deep relationships Complementary distribution networks; little overlap Substantially increased scale with broader product portfolio Revenues of $9.5 billion, assets of $155 billion #1 in UL sales, #6 in VUL, #5 in total life sales, #5 in VA sales, #6 publicly traded insurer in defined contribution and retirement plan assets Stability of earnings with financial flexibility Balanced earnings via complementary products and business mix Strong capital flexibility, attractive risk profile and a strong AA company Significant value creation opportunities and growth potential Carefully developed cost savings target of $180 million (pre-tax) Earnings accretion in Year One growing to solid mid-single digits in Year Two Revenue enhancement opportunities Continuity of management with proven integration track records